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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

March 4, 2013

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on February 28, 2013

NOTIFICATION PURSUANT TO ARTICLE 84 BIS OF CONSOB REGULATION 11971/99

INCENTIVE PLAN FOR EMPLOYEES
OF THE COMPANY AND ITS SUBSIDIARIES

Milan, February 28, 2013 — Pursuant to art. 84-bis of Consob Regulation no. 11971/99, the Company hereby announces that the Board of Directors of Luxottica Group S.p.A. (MTA: LUX; NYSE: LUX) (the “Company”) has adopted the Human Resources Committee proposal recommending that the Board approve the ‘Performance Shares Plan 2013-2017’ (the “Plan”).   The Plan, which pursuant to article 114-bis of Legislative Decree 58/98 will be submitted for shareholder approval during the General Meeting to be held on April 29, 2013, aims to attract, reward and strengthen the loyalty of the beneficiaries, aligning their interests with those of the Company and its subsidiaries, as well as the shareholders.

The Plan is in the form of a stock grant plan and provides that beneficiaries will be granted the right to receive free ordinary shares of the Company (the “Shares”) as long as certain financial targets set by the Board of Directors at the time of grant of the rights are achieved at the end of a specified three-year reference period. Specifically, over the course of the three-year reference period, consolidated EPS or “earnings per share” targets must be cumulatively reached, as set forth in the Group’s consolidated statements of income, equal to the net income highlighted in the financial statements divided by the total number of shares representing the Company’s share capital.

The Plan is reserved for employees of the Company and its subsidiaries, who will be identified individually by the Board of Directors based on the recommendation of the Human Resources Committee. The beneficiaries may include Company Board Members, executive officers, managers and employees who are in positions that are designated as having growth-potential within the Group. In the event of termination of employment, depending on the nature and cause, a beneficiary may lose all the rights which have been awarded under the Plan or be permitted to maintain rights in proportion to the period of time of employment, notwithstanding the derogation right by the Board of Directors.  The Board of Directors may prohibit the right to transfer, fully or partially, the allocated Shares for a certain period by some or all of the beneficiaries under the Plan.

The Plan will be implemented as of the date of shareholder approval at the General Meeting and will expire on December 31, 2017. The Plan covers a maximum of 10,000,000 Shares for the entire duration of the Plan.  Each annual grant will not exceed 2,500,000 Shares.

Treasury shares will be used to fund grants made under the Plan, however, nothing will limit the right of the Board of Directors in the future to use ordinary shares resulting from increases of share capital.

Luxottica Group - Contacts

Cristina Parenti	Alessandra Senici
Group Corporate Communication and Public Relations Director	Group Investor Relations Director
Tel.: +39 (02) 8633 4683	Tel.: +39 (02) 8633 4870
Email: cristina.parenti@luxottica.com	Email: InvestorRelations@Luxottica.com

Ana Iris Reece
Group Financial and Corporate Press Office Manager
Tel.: +39 (02) 8633 4912
Email: anairis.reece@luxottica.com

www.luxottica.com

Luxottica Group S.p.A.

Luxottica Group is a leader in premium, luxury and sports eyewear with approximately 7,000 optical and sun retail stores in North America, Asia-Pacific, China, South Africa, Latin America and Europe, and a strong, well-balanced brand portfolio. House brands include Ray-Ban, the world’s most famous sun eyewear brand, Oakley, Vogue, Persol, Oliver Peoples, Arnette and REVO, while licensed brands include Giorgio Armani, Bvlgari, Burberry, Chanel, Coach, Dolce & Gabbana, Donna Karan, Polo Ralph Lauren, Prada, Tiffany and Versace. In addition to a global wholesale network involving 130 different countries, the Group manages leading retail chains in major markets, including LensCrafters, Pearle Vision and ILORI in North America, OPSM and Laubman & Pank in Asia-Pacific, LensCrafters in China, GMO in Latin America and Sunglass Hut worldwide. The Group’s products are designed and manufactured at its six manufacturing plants in Italy, two wholly owned plants in the People’s Republic of China, one plant in Brazil and one plant in the United States devoted to the production of sports eyewear. In 2012, Luxottica Group posted net sales of more than €7.0 billion. Additional information on the Group is available at www.luxottica.com

Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, the ability to manage the effects of the current uncertain international economic outlook, the ability to successfully acquire and integrate new businesses, the ability to predict future economic conditions and changes to consumer preferences, the ability to successfully introduce and market new products, the ability to maintain an efficient distribution network, the ability to achieve and manage growth, the ability to negotiate and maintain favorable license agreements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, changes in local conditions, the ability to protect intellectual property, the ability to maintain relations with those hosting our stores, computer system problems, inventory-related risks, credit and insurance risks, changes to tax regimes as well as other political, economic and technological factors and other risks and uncertainties referred to in Luxottica Group’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ ENRICO CAVATORTA
Date: March 4, 2013		ENRICO CAVATORTA CHIEF FINANCIAL OFFICER